[Thomas White Funds Family Letterhead]


                                  June 15, 1994



Mrs. Catherine N. Manos
as Trustee for the Catherine N. Manos
Declaration of Trust dated 9/18/85
342 Gatesby Road
Riverside, IL 60546

Dear Ms. Manos:

     Lord Asset Management Trust (the "Trust") hereby accepts your offer to purchase 10,000 shares of Thomas White World Fund at a price of $10.00 per share for an aggregate purchase price of $100,000. This agreement is subject to the understanding that you have no present intention of selling or redeeming the shares so acquired.

     Any redemption of these shares by you will be reduced by a pro rata portion of any then unamortized organization expenses of the Trust. This proration will be calculated by dividing the number of shares to be redeemed by the aggregate number of shares held which represent the initial capital of the Trust.

                                  Sincerely,




                                   /s/ Thomas H. Forester
                                   Lord Asset Management Trust
                                   Thomas H. Forester
                                   Executive Vice President





Accepted:  /s/ Catherine N. Manos, as Trustee
           Catherine N. Manos as Trustee for the Catherine N. Manos Declaration of Trust dated 9/18/85